UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K
                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of October, 2002
                                  Metalink Ltd.
                 (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x   Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __ No x

The following are included in this Report on Form 6-K:
1.       Press release dated October 24, 2002.




                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 METALINK LTD.



Date: October 24, 2002                           By: /s/Ofer Lavie
                                                    Ofer Lavie
                                                    Chief Financial Officer

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Metalink
Broadband Access


Contacts:

Ofer Lavie                                  Carl Hymans
Chief Financial Officer                     Investor Relations
Metalink Ltd.                               G.S. Schwartz & Co. Inc.
Tel:  972-9-960-5555                        Tel.  212-725-4500
Fax: 972-9-960-5399                         Fax:  212-725-9188

                     METALINK REPORTS THIRD QUARTER RESULTS

YAKUM, Israel - October 24, 2002 - Metalink Ltd. (NASDAQ: MTLK) http://www.metalinkdsl.com today reported results for the third quarter ended
September 30, 2002.

For the third quarter ended September 30, 2002, Metalink reported revenues of $1,304,000 compared to $2,215,000 for the second quarter of 2002 and $1,210,000 for the third quarter of 2001.

Metalink reported a loss of $4.5 million, or $0.24 per share for the third quarter of 2002, compared to a loss of $3.4 million, or $0.18 per share for the second quarter of 2002 and a loss of $4.4 million, or $0.24 per share for the third quarter of 2001.

The Company's cash, cash equivalents, short and long term investment position at the end of the third quarter of 2002 was $78.3 million compared to $82.1 million at the end of the second quarter of 2002 and $89.6 million at the end of the third quarter of 2001.

"The third quarter was affected by general market conditions that have slowed the ramp up of our new products serving the HDSL2, HDSL4, SHDSL and VDSL markets. We expect these new products to substantially increase our revenues as market conditions improve," said Tzvi Shukhman, Chairman and CEO of Metalink.

"During the quarter, we increased our efforts to capitalize on the growing demand for broadband in Japan, China and Korea, where Ethernet over VDSL is emerging as a cornerstone technology. We have completed the development of a new generation of chip-sets that present great value for OEMs in this market arena and we were able to secure important design wins for these chip-sets.

While general economic conditions remain challenging, we are confident that our strong balance sheet combined with investments in emerging opportunities will position us to take advantage of market conditions as they improve," concluded
Shukhman.



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About Metalink Ltd.:

Metalink, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Metalink's broadband silicon solutions enable cost effective, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing
Metalink as a leader in the field of broadband access. Metalink continues to implement its strategic growth plan of focusing on high growth video deployment and voice over Digital Subscriber Line (DSL) applications and capitalizing on its industry leading SHDSL and VDSL technologies.

     Metalink's  headquarters are located at Yakum Business Park,  Yakum,  60972
Israel, Tel: 972-9-9605555,  Fax:  972-9-9605544.  Metalink's U.S. Subsidiary is
located  at 105 Lake  Forest  Way,  Folsom,  CA 95630  Tel:  916/355-1580,  Fax:
916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers;
costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations.
Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual
Report on Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.





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


                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                     Three months ended        Nine months ended
                                        September 30             September 30
                                        2002     2001            2002     2001
                                         (Unaudited)              (Unaudited)
                    (U.S. dollars in thousands, except share and per share data)


Revenues                           $ 1,304       $ 1,210        $ 5,623        $ 12,326

Cost of revenues:
Costs and expenses                   1,115           790          3,629           5,200
Royalties to the Government
  of Israel                             27            27            128             328
Total cost of revenues               1,142           817          3,757           5,528

Gross profit                           162           393          1,866           6,798

Operating expenses:
Gross research and development       3,829         4,284         11,145          13,230
Less - Royalty bearing grants          902           662          2,380           2,714
Research and development, net        2,927         3,622          8,765          10,516

Sales and marketing                  1,265         1,308          3,443           4,319
General and administrative             783           715          2,193           2,373
Non-cash compensation                  200           201            600             526
Total operating expenses             5,175         5,846         15,001          17,734

Operating loss                      (5,013)       (5,453)       (13,135)        (10,936)

Financial income, net                  529         1,019          1,741           3,922

Net (loss)  income                 $(4,484)      $(4,434)      $(11,394)        $(7,014)

Earning (loss) per share:
Basic                               $(0.24)       $(0.24)        $(0.62)         $(0.38)
Diluted                             $(0.24)       $(0.24)        $(0.62)         $(0.38)

Shares used in computing
earnings (loss)  per ordinary
share:
Basic                               18,436,463    18,202,000    18,375,198     18,264,086
Diluted                             18,436,463    18,202,000    18,375,198     18,264,086





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



                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                    September 30
                                           2002                       2001
                                                     (Unaudited)
                                             (U.S. dollars in thousands)

ASSETS

Current assets
Cash and cash equivalents              $   13,448               $  13,459
Short-term investments                     36,757                  66,147
Trade accounts receivable                   2,059                   2,424
Other receivables                           2,218                   4,491
Prepaid expenses                            1,119                     864
Inventories                                 3,442                   3,295
   Total current assets                    59,043                  90,680

Long-term assets
Investments                                28,062                  10,017

Severance pay fund                          1,087                     771

Property and equipment
Cost                                       11,680                  10,643
Less - Accumulated depreciation and
amortization                                5,860                   3,981
                                            5,820                   6,662

                                           94,012                 108,130


 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
 Trade accounts payable                     1,078                   1,551
 Other payables and accrued expenses        2,984                   2,946
    Total current liabiliti s               4,062                   4,497
 Accrued severance pay                      1,779                   1,427

 Shareholders' equity
 Ordinary shares of NIS 0.1 par value
   (Authorized - 50,000,000 shares, issued
    and outstanding - 19,343,564 and
    19,126,499 shares as of
    September 30, 2002 and 2001,
    respectively)                             584                     579
 Additional paid-in capital               127,379                 126,822
 Deferred stock compensation               (1,050)                 (1,830)
 Unrealized gain on marketable securities     114                      -
 Accumulated deficit                      (28,971)                (13,480)
                                           98,056                 112,091
 Treasury stock, at cost: 898,500 as of
  September 30, 2002 and 2001              (9,885)                 (9,885)
    Total shareholders' equity             88,171                 102,206

                                        $  94,012               $ 108,130

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